

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 6, 2008

By Facsimile and U.S. Mail

Mr. Larry Wise
Chief Executive Officer
Nitro Petroleum Incorporated
7250 NW Expressway #260
Oklahoma City, Oklahoma 73132

> **Re: Nitro Petroleum Incorporated**
> **Form 10-KSB for the Fiscal Year Ended January 31, 2007**
> **Filed May 18, 2007**
> **Response Letter Dated December 21, 2007**
> **File No. 000-50932**

Dear Mr. Wise:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated December 21, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the Fiscal Year Ended January 31, 2007

Statements of Operations

1.   We note your response to comment one of our letter dated October 16, 2007. Based on our understanding of the status of your operations and your indication that you are unable to report proved reserves, it appears that the income you have earned during the exploration stage does not meet the definition of revenue as you have not commenced your central or ongoing major operations. In this regard, we believe such income should be classified as "Income earned during the exploration stage;" rather than as Oil and gas revenue   Furthermore, since your properties have yet to be evaluated, it does not appear that you have properly

applied Rule 4-10(c)(3)(ii) of Regulation S-X, which excludes such property from the amortization computation until it is determined whether or not proved reserves can be assigned to your properties. Based on these observations, please contact us at your earliest convenience.

Form 10-QSB for the Quarterly Period Ended October 31, 2007

Statements of Cash Flows

2.   Please clarify why you recorded the $145,502 settlement receivable as a component of operating activities in your statement of cash flows for the nine months ended October 31, 2007. In this regard, we note from your footnote three disclosure that you assigned all of your interests in the Corsicana projects. Please refer to paragraph 16(c) of SFAS 95, which requires that cash receipts from sales of property, plant and equipment and other productive assets be reflected as investing activities.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact John Cannarella at (202) 551-3337 or Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                        Sincerely,

                                        Jill Davis
                                        Branch Chief